Exhibit 99.1

DESCARTES REPORTS FISCAL 2014 THIRD QUARTER FINANCIAL RESULTS
Record Quarterly Revenues and Operating Performance

WATERLOO, Ontario — December 4, 2013 — The Descartes Systems Group Inc. announced financial results for its fiscal 2014 third quarter (Q3FY14) ended October 31, 2013. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“We’re pleased with the company’s performance during the third quarter, which led to record results and continued strong growth in revenues and cash flow,” said Edward Ryan, Descartes’ CEO. “Our success continues to be driven by strong execution against our buy and build strategy, as well as our focus on delivering business value to the members of the Global Logistics Network. Our focus on customer success enables our business to thrive, and we remain optimistic about Descartes’ future as we continue to see strong demand for our SaaS-based solutions that drive the largest collaborative logistics community in the world.”

Q3FY14 Financial Results
•	Revenues of $38.8 million, up 19% from $32.7 million in the third quarter of fiscal 2013 (Q3FY13) and up 2% from $38.2 million in the previous quarter (Q2FY14);
•	Services revenues of $35.6 million, up 20% from $29.7 million in Q3FY13 and up slightly from $35.5 million in Q2FY14. Services revenues comprised 92% of total revenues for the quarter;
•	Cash provided by operating activities of $9.2 million, up 77% from $5.2 million in Q3FY13 and down from $11.2 million in Q2FY14;
•
Net income of $2.2 million, down from $3.1 million in Q3FY13 and up from $1.7 million in Q2FY14. Net income was impacted by $0.6 million in restructuring charges in Q3FY14 ($1.1 million in Q2FY14) related to Descartes’ ongoing integration of its acquisition of KSD Software Norway AS (“KSD”) on May 2, 2013, and $0.3 million of interest on the acquisition line of credit;

•	Earnings per share on a diluted basis of $0.03, down from $0.05 in Q3FY13 and consistent with Q2FY14;
•
Adjusted EBITDA of $11.4 million, up 15% from $9.9 million in Q3FY13 and up 6% from $10.8 million in Q2FY14. Adjusted EBITDA as a percentage of revenues was 29%, down from 30% in Q3FY13 and up from 28% in Q2FY14;

•	Adjusted EBITDA per share on a diluted basis of $0.18, up 13% from $0.16 in Q3FY13 and up 6% from $0.17 in Q2FY14; and
•	Days-sales-outstanding (DSO) for Q3FY14 were 47 days, down from 59 days in Q3FY13 and down from 49 days in Q2FY14.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY14	Q2 FY14	Q1 FY14	Q4 FY13	Q3 FY13
Revenues	38.8	38.2	34.0	33.8	32.7
Services revenues	35.6	35.5	30.1	30.1	29.7
Gross Margin	67%	66%	69%	68%	68%
Net income*	2.2	1.7	2.8	7.8	3.1
Earnings per diluted share*	0.03	0.03	0.04	0.12	0.05
Cash provided by operating activities	9.2	11.2	9.6	14.1	5.2
Adjusted EBITDA	11.4	10.8	10.4	10.3	9.9
Adjusted EBITDA as a % of revenues	29%	28%	31%	30%	30%
Adjusted EBITDA per diluted share	0.18	0.17	0.16	0.16	0.16
DSOs (days)	47	49	52	55	59

* Net income and earnings per diluted share were negatively impacted by $0.6 million and $1.1 million in restructuring charges in Q3FY14 and Q2FY14, respectively, relating to the integration of KSD. Net income and earnings per diluted share were positively impacted by the release of valuation allowance for deferred tax assets of $5.3 million in Q4FY13.

Based on the location of Descartes’ customers, the geographic distribution of revenues was as follows:
•	$17.3 million of revenues (45%) were generated in the US;
•	$8.7 million (22%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium and Netherlands;
•	$3.8 million (10%) in Belgium;
•	$3.8 million (10%) in Netherlands;
•	$3.7 million (10%) in Canada;
•	$1.3 million (3%) in the Asia Pacific region; and
•	$0.2 million (0%) in the Americas, excluding the US and Canada.

Cash Position
At October 31, 2013, Descartes had $49.3 million in cash, comprised entirely of cash and cash equivalents, and $17.2 million of debt outstanding on an acquisition line of credit.

Cash and cash equivalents increased by $8.4 million from the end of last quarter due primarily to cash generated from operations.

The table set forth below provides a summary of cash flows for the three and nine-month periods ended October 31, 2013 in millions of dollars:

	Three Months Ended October 31, 2013	Nine Months Ended October 31, 2013
Cash provided by operating activities	9.2	30.0
Additions to capital assets	(0.5)	(1.5)
Acquisition of subsidiaries, net of cash acquired	-	(32.4)
Proceeds from borrowing on debt facility	-	19.8
Payment of debt issuance costs	-	(0.7)
Repayments of debt	(1.0)	(2.8)
Issuance of common shares	0.2	0.4
Settlement of stock options	-	(1.4)
Effect of foreign exchange rate on cash and cash equivalents	0.5	0.3
Net change in cash and cash equivalents	8.4	11.7
Cash and cash equivalents, beginning of period	40.9	37.6
Cash and cash equivalents, end of period	49.3	49.3

Q3FY14 Business Events / Announcements
In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, Descartes made the following announcements and/or participated in the following events since September 5, 2013:
•	Identified as the leading provider of SaaS-Based Transportation Management Solutions by ARC Advisory Group Research;
•	Announced that Restoration Hardware, Sears Holdings Corporation, and other leading retailers around the world are adopting Descartes’ updated Advanced Home Delivery Solution;
•	Announced new customer successes with Goto AZ Planning, Trans-Border Global Freight Systems and JVCKENWOOD;
•	Unveiled same-day delivery optimization technology to address retailers' and distributors' need to improve same-day delivery productivity and performance;
•	Signed an alliance agreement with InfoSky to streamline logistics messaging for the Chinese air cargo industry;
•	Hosted a Global User and Partner Conference, Evolution 2013, in Miami, Florida with record attendance; and
•	Hosted an Omni-Channel Retail and Home Delivery Summit in London, England.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on December 4, 2013. Designated numbers are +1 866 551-3680 for North America or +1 212 401-6760 for international, using Participant PIN Code 49970739#.

The company simultaneously will conduct an audio webcast on the Descartes web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available immediately afterwards, and until December 11, 2013, by dialing +1 866 551-4520 or +1 212 401-6750 and entering Conference Playback Reference 290718#, followed by Participant PIN Code 49970739#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 171,000 parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to Descartes future and demand for its solutions; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital in addition to the Debt Facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY13. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed seven acquisitions since the beginning of fiscal 2012, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q3FY14, Q2FY14, Q1FY14, Q4FY13 and Q3FY13, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q3FY14	Q2FY14	Q1FY14	Q4FY13	Q3FY13
Net income, as reported on Consolidated Statements of Operations	2.2	1.7	2.8	7.8	3.1
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	-	-	-
Income tax expense (recovery)	2.1	1.5	2.0	(3.6)	1.6
Depreciation expense	0.9	0.8	0.8	1.1	0.7
Amortization of intangible assets	4.6	4.6	4.0	4.0	3.7
Stock-based compensation and related fees and taxes	0.5	0.6	0.5	0.5	0.6
Acquisition-related expenses	0.2	0.2	0.3	0.3	-
Restructuring charges	0.6	1.1	-	0.2	0.2
Adjusted EBITDA	11.4	10.8	10.4	10.3	9.9

Weighted average diluted shares outstanding (thousands)	64,301	64,183	64,024	63,910	63,793
Diluted earnings per share	0.03	0.03	0.04	0.12	0.05
Adjusted EBITDA per diluted share	0.18	0.17	0.16	0.16	0.16

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; unaudited)

	October 31,	January 31,
	2013	2013
ASSETS		As Revised*
CURRENT ASSETS
Cash and cash equivalents	49,266	37,638
Accounts receivable (net)
Trade	20,111	20,640
Other	9,045	5,655
Prepaid expenses and other	3,788	3,412
Inventory	1,214	812
Deferred income taxes	13,341	12,978
	96,765	81,135
CAPITAL ASSETS	9,186	10,236
DEFERRED INCOME TAXES	20,235	25,142
INTANGIBLE ASSETS	83,132	71,297
GOODWILL	100,086	88,297
	309,404	276,107
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,964	6,113
Accrued liabilities	15,404	12,373
Income taxes payable	2,005	2,354
Current portion of debt	3,825	-
Deferred revenue	7,895	7,638
	35,093	28,478
DEBT	13,387	-
INCOME TAX LIABILITY	4,881	3,770
DEFERRED INCOME TAXES	11,031	5,620
	64,392	37,868
COMMITMENTS, CONTINGENCIES AND GUARANTEES
SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,771,090 at October 31, 2013 (January 31, 2013 – 62,654,284)	93,251	92,472
Additional paid-in capital	451,475	451,434
Accumulated other comprehensive income	1,092	1,869
Accumulated deficit	(300,806)	(307,536)
	245,012	238,239
	309,404	276,107

*  The condensed consolidated balance sheet, as at January 31, 2013, has been revised to increase deferred tax assets and reduce the accumulated deficit by $1.2 million.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2013	2012	2013	2012

REVENUES	38,763	32,685	110,989	93,084
COST OF REVENUES	12,748	10,432	36,255	31,598
GROSS MARGIN	26,015	22,253	74,734	61,486
EXPENSES
Sales and marketing	4,142	3,695	12,181	9,941
Research and development	6,835	5,225	19,196	15,354
General and administrative	5,043	4,661	14,762	11,212
Other charges	784	225	2,401	1,831
Amortization of intangible assets	4,612	3,735	13,220	10,182
	21,416	17,541	61,760	48,520
INCOME FROM OPERATIONS	4,599	4,712	12,974	12,966
INTEREST EXPENSE	(283)	(1)	(649)	(32)
INVESTMENT INCOME	18	14	37	67
INCOME BEFORE INCOME TAXES	4,334	4,725	12,362	13,001
INCOME TAX EXPENSE
Current	732	441	1,782	1,695
Deferred	1,419	1,169	3,850	3,098
	2,151	1,610	5,632	4,793
NET INCOME	2,183	3,115	6,730	8,208
EARNINGS PER SHARE
Basic	0.03	0.05	0.11	0.13
Diluted	0.03	0.05	0.10	0.13
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,737	62,599	62,706	62,530
Diluted	64,301	63,793	64,197	63,838

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2013	2012	2013	2012
OPERATING ACTIVITIES
Net income	2,183	3,115	6,730	8,208
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	861	699	2,423	1,815
Amortization of intangible assets	4,612	3,735	13,220	10,182
Stock-based compensation expense	503	441	1,454	804
Deferred tax expense	1,419	1,169	3,850	3,098
Changes in operating assets and liabilities:
Accounts receivable
Trade	645	(2,767)	3,014	(3,432)
Other	155	(500)	1,858	(725)
Prepaid expenses and other	(28)	15	(36)	177
Inventory	35	206	(402)	(511)
Accounts payable	8	(441)	(529)	(343)
Accrued liabilities	1,096	1,263	709	(1,516)
Income taxes payable	666	374	347	333
Deferred revenue	(2,920)	(2,069)	(2,638)	(1,885)
Cash provided by operating activities	9,235	5,240	30,000	16,205
INVESTING ACTIVITIES
Additions to capital assets	(547)	(869)	(1,567)	(2,536)
Settlement of acquisition earn-out	-	-	-	(590)
Acquisition of subsidiaries, net of cash acquired	-	-	(32,419)	(37,596)
Cash used in investing activities	(547)	(869)	(33,986)	(40,722)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	-	-	19,795	-
Payment of debt issuance costs	-	-	(692)	-
Repayments of debt	(984)	(51)	(2,827)	(60)
Issuance of common shares for cash	192	113	418	546
Settlement of stock options	-	-	(1,361)	(1,525)
Cash (used in) provided by financing activities	(792)	62	15,333	(1,039)
Effect of foreign exchange rate changes on cash and cash equivalents	452	434	281	396
Increase (decrease) in cash and cash equivalents	8,348	4,867	11,628	(25,160)
Cash and cash equivalents, beginning of period	40,918	35,520	37,638	65,547
Cash and cash equivalents, end of period	49,266	40,387	49,266	40,387